HAL KAHN
HDK ASSOCIATES

Sept. 11, 2005

Dr. Bill Donovan
Chairmen of the Board
House of Brussels Chocolate
93 Creekwood Way
Houston, Tx 77024

Dear Bill and my fellow directors;

As some of you may or may not know, I have suffered a loss a few weeks ago with the death of my sister. This has necessitated my spending more time with my family and the care of my mother. It is for these personal reasons, I find I must resign immediately from the board of House of Brussels Chocolate. Needless to say, I will not be attending the board meeting. Will Bob, please send me the necessary paperwork to sign (final form 4 and whatever) to finalize this matter.

I wish all of you the best of luck in the future.

Sincerely
Hal Kahn